UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*
                                Final Amendment

                           Crocker Realty Trust, Inc.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                  226 826 10 5

                                 (CUSIP Number)

                             John F. Hartigan, Esq.
                           Morgan, Lewis Bockius LLP
                             801 South Grand Avenue
                             Los Angeles, CA 90017

                                 (213) 612-2500

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               September 6, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                            Page 1 of 5 Pages

                                                            Page 2 of 5 Pages



                                  SCHEDULE 13D

CUSIP No. 226 826 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 AP CRTI Holdings, L.P.

- -------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) |_|
                                                                        (b) |X|
- -------------------------------------------------------------------------------
3   SEC USE ONLY

- -------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
                 Not applicable

- -------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or (e)                                                       |_|

- -------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

- -------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
                           None
  NUMBER OF           ---------------------------------------------------------
    SHARES            8    SHARED VOTING POWER
  BENEFICIALLY             None
   OWNED BY
     EACH
   REPORTING          ---------------------------------------------------------
    PERSON            9    SOLE DISPOSITIVE POWER
      WITH                 None

                      ---------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           None

- -------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 None

- -------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                                 | |

- -------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0%

- -------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

                 PN

- -------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                                       Page 3 of 5 Pages

                                  SCHEDULE 13D

CUSIP No. 226 826 10 5

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Apollo Real Estate Advisors, L.P.

- -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   a) |_|
                                                                       b) |X|
- -----------------------------------------------------------------------------
3  SEC USE ONLY

- -----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
                Not applicable

- -----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or (e)                                                      |_|

- -----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

- -----------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                          None
   NUMBER OF
     SHARES          --------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
    OWNED BY              None
      EACH
    REPORTING        --------------------------------------------------------
      PERSON         9    SOLE DISPOSITIVE POWER
        WITH              None

                     --------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                          None

- -----------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                None

- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                                | |

- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0%

- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                  PN
- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                                            Page 4 of 5 Pages

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

     This Amendment No. 2 (Final Amendment) to Schedule 13D (this "Amendment") filed pursuant to Section 13d-1(f)(1) and Section 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, should be read in conjunction with the Schedule 13D (the "Schedule 13D"), dated December 28, 1995 and amended May 30, 1996, by Apollo Real Estate Investors Fund, L.P. and Apollo Real Estate Advisors, L.P. (collectively, the "Reporting Persons") relating to the common stock, par value $.01 per share (the "Common Stock"), of Crocker Realty Trust, Inc., a Maryland corporation (the "Company"). This Amendment amends and terminates the Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the
Schedule 13D.

Item 3.           Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 5.           Interest in Securities of the Issuer.

     The Reporting Persons do not beneficially own any of the Company's securities. On September 6, 1996, AP CRTI sold all of the shares of Common Stock held by it to Cedar Acquisition Corporation pursuant to that certain Stock Purchase Agreement, dated as of April 29, 1996, among AP CRTI, AEW Partners, L.P., Thomas J. Crocker, Barbara F. Crocker, Richard S. Ackerman, Robert E. Onisko, Highwoods Properties, Inc. and Cedar Acquisition Corporation.

                                      -1-

                                                            Page 5 of 5 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and agrees that this statement can be filed jointly with the other undersigned party.

Dated:  September 11, 1996

                       AP CRTI HOLDINGS, L.P.

                             By:  AP-GP CRTI Holdings, L.P.

                                   By: AP CRTI Holdings Corp.

                                       By: \s\ Michael D. Weiner
                                            Name:  Michael D. Weiner
                                            Title: Vice President

                              APOLLO REAL ESTATE ADVISORS, L.P.

                               By: Apollo Real Estate Management, Inc.,
                                   General Partner

                                   By: \s\ Michael D. Weiner
                                        Name:  Michael D. Weiner
                                        Title:  Vice President

                                      -2-